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                 June 15, 2021

       G. Douglas Lanois
       Chief Financial Officer and Treasurer
       RMR Mortgage Trust
       Two Newton Place, 255 Washington Street, Suite 300
       Newton, Massachusetts 02458

                                                        Re: RMR Mortgage Trust
                                                            Registration
Statement on Form S-4
                                                            Filed June 9, 2021
                                                            File No. 333-256951

       Dear Mr. Lanois:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Hannah Menchel at 202-551-5702 or Erin E. Martin at 202-551-3391 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction